Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

RECEIVED
2006 MAR 23 P 12:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

2nd March 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 40

06011912

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Proposed Voluntary Withdrawal of Hyundai-Sime Darby Berhad from the Official List of the Main Board of Bursa Malaysia Securities Berhad pursuant to paragraph 16.04 of the Listing Requirements of Bursa Securities.	06.02.2006
2	Appointment of YBhg Dato Mohamed bin Sulaiman to the Audit Committee of the Board of Sime Darby Berhad.	16.02.2006
3	Incorporation of a new subsidiary - Dunlopillo (Middle East) FZE.	20.02.2006
4	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	14.02.2006, and 23.02.2006
5	Financial Results of Sime Darby Berhad for the second quarter ended 31 December 2005.	28.02.2006
6	Interim dividend entitlements.	28.02.2006
7	Appointment of Mr Sheng Len Tao as a Director of Sime Darby Berhad.	02.03.2006
8	Redesignation of YM Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali from Independent Non-Executive Director to Non-Independent Non-Execuitve Director of Sime Darby Berhad.	02.03.2006

PROCESSED
MAR 23 2006
THOMSON FINANCIAL

dlw 3/23

...2/-

No.	Subject	Date Released
9	Redesignation of YBhg Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali from Independent Non-Executive Director to Non-Independent Non-Execuitve Director of Sime Darby Berhad.	02.03.2006
10	Redesignation of YBhg Tan Sri Abu Talib bin Othman from Independent Non-Executive Director to Non-Independent Non-Execuitve Director of Sime Darby Berhad.	02.03.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW

Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

lmp/rh/sdb/ltr/adr

General Announcement
Reference No MM-060206-53935

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD
Company Name	:	SIME DARBY BERHAD
Stock Name	:	SIME
Date Announced	:	06/02/2006

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SDB")**
HYUNDAI-SIME DARBY BERHAD (FORMERLY KNOWN AS HYUNDAI-BERJAYA CORPORATION BERHAD) ("HSD")

JOINT ANNOUNCEMENT IN RELATION TO THE:-

PROPOSED VOLUNTARY WITHDRAWAL OF HSD FROM THE OFFICIAL LIST OF THE MAIN BOARD OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES") PURSUANT TO PARAGRAPH 16.04 OF THE LISTING REQUIREMENTS OF BURSA SECURITIES ("LR")

(HEREINAFTER REFERRED TO AS THE "PROPOSED WITHDRAWAL")

Contents :

1. INTRODUCTION

We refer to the announcement made by HSD on 13 January 2006.

AmMerchant Bank Berhad (a member of AmInvestment Group) ("**AmMerchant Bank**") on behalf of Sime Darby Motors Sdn Bhd ("**SDM**"), a wholly-owned subsidiary of SDB, wishes to announce that the Board of Directors of SDM ("**SDM Board**") had submitted a proposal to the Board of Directors of HSD ("**HSD Board**") for HSD to undertake a voluntary withdrawal from the Official List of the Main Board of Bursa Securities.

The HSD Board has reviewed the proposal and has resolved to carry out the Proposed Withdrawal to resolve the company's non-compliance with the public spread requirement under the LR.

As at 30 December 2005, SDM held 180,516,530 ordinary shares of RM1.00 each ("**Shares**") in HSD, representing 98.80% of the issued and paid-up share capital of HSD and 65,355,830 warrants, representing approximately 99.19% of the total outstanding warrants in HSD ("**Warrants**").

AmMerchant Bank wishes to further announce that the Securities Commission ("**SC**") has via its letter dated 3 February 2006, approved, inter alia, the waiver sought by SDM from complying with Section 12(2) of the Malaysian Code on Take-overs and Mergers, 1998 ("**Code**") on the serving of the written notice ("**Notice**") to the board of directors of the offeree upon the intention to make an offer. Instead, SDM need only serve the Notice to the HSD Board upon receipt of the approval from the shareholders and warrantholders of HSD at the extraordinary general meeting ("**EGM**") and a meeting of the holders of warrants in HSD ("**Warrantholders' Meeting**") to be convened in respect of the Proposed Withdrawal.

Further details of the Proposed Withdrawal are set out in the ensuing sections.

2. DETAILS OF THE PROPOSED WITHDRAWAL

2.1 Requirements of the LR

Under Paragraph 16.05 of the LR, HSD may not request for withdrawal of its listing from the Official List of Bursa Securities unless:-

(a) HSD convenes a general meeting to obtain the approval of its shareholders and a separate meeting for the approval of the warrantholders, for the Proposed Withdrawal;

(b) the resolution for the Proposed Withdrawal is approved by a majority in number representing three fourths in value of the shareholders and warrantholders, present and voting either in person or by proxy at the meetings and provided that such shareholders and warrantholders who object to the Proposed Withdrawal do not represent more than 10% of the value of the shareholders and warrantholders present and voting either in person or by proxy;

(c) the shareholders and warrantholders are offered a reasonable cash alternative or other reasonable alternative (referred to as the "**Exit Offer**"); and

(d) HSD appoints an independent adviser ("**IA**"), which meets the approval of the independent directors, to advise and make recommendations for the consideration of the shareholders and warrantholders, in connection with the Proposed Withdrawal as well as the fairness and reasonableness of the Exit Offer.

Upon fulfillment of the abovementioned requisite actions, HSD will submit an application to Bursa Securities to request for the withdrawal of its listing from the Official List of the Main Board of Bursa Securities.

2.2 Requirements of the Code

The Exit Offer to be extended to the shareholders and warrantholders pursuant to the Proposed Withdrawal constitutes a voluntary offer falling within the ambit of the Code. As such, the implementation of the Exit Offer will have to comply with the provisions of the Code.

The SC had via its letter dated 3 February 2006, approved the waiver sought by SDM from complying with certain requirements and provisions of the Code in relation to the procedures for the Exit Offer under Practice Note ("**PN**") 4.6 of the Code as follows:-

(a) waiver from Section 12(2) of the Code on the serving of the Notice to the board of directors of the offeree upon the intention to make an offer. As such, SDM Board will only serve the Notice to the HSD Board and send the Notice to Bursa Securities and the SC upon receipt of the approval from the shareholders and warrantholders of HSD in respect of the Proposed Withdrawal;

(b) waiver from PN 4.6(4) of the Code on the posting of the offer letter to the remaining holders of voting shares of the offeree within 14 days of incurring the take-over obligation. As such, SDM will only post the offer letter as consented by the SC to the remaining shareholders and warrantholders of HSD within 14 days from the date of the Notice; and

(c) waivers from Section 32(3) and Section 32(5) of the Code wherein SDM will be allowed to dispense with the requirement to disclose the dealings in the voting shares of SDB, being the listed ultimate holding company of SDM during the offer period.

2.3 Terms of the Exit Offer

2.3.1 Conditional Offer

Under the Exit Offer, SDM will conditionally offer to purchase the following:-

(a) all the remaining 2,190,870 Shares in HSD representing approximately 1.20% of the issued and paid-up share capital of HSD not already owned by SDM and persons acting in concert with it ("**Persons Acting in Concert**") and such number of new Shares in HSD that may be issued pursuant to the exercise of the Warrants ("**Offer Shares**"); and
(b) all the remaining Warrants in HSD not already owned by SDM and the Persons Acting in Concert ("**Offer Warrants**").

2.3.2 Consideration

SDM will offer to the holders of the Offer Shares and Offer Warrants, a cash payment of RM3.70 per Offer Share and RM2.70 per Offer Warrant, respectively.

The total consideration payable by SDM for the purchase of the Offer Shares and Offer Warrants will depend on the level of acceptances received pursuant to the Exit Offer. Assuming all the shareholders and warrantholders of HSD accept their respective offers, the maximum cash payable by SDM pursuant to the Exit Offer will be approximately RM9.5 million.

2.3.3 Condition of the Exit Offer

The Exit Offer will not be conditional upon any minimum number of acceptances being received. However, the Exit Offer will be conditional upon the approval of the shareholders and warrantholders of HSD for the Proposed Withdrawal.

2.3.4 Basis of Determining the Offer Price

The offer price for each Offer Share and Offer Warrant was determined by SDM after taking into consideration of the offer price for the Shares and Warrants of HSD of RM3.60 and RM2.60, respectively, pursuant to the mandatory take-over offer extended by SDM on 5 January 2005 (which was completed on 26 January 2005) ("**Mandatory Offer**"), the earnings potential of HSD and the prevailing equity market conditions.

The higher offer price for each Offer Share and Offer Warrant pursuant to the Exit Offer as compared to the Mandatory Offer is after taking into consideration the different market conditions and the long holding period by the remaining shareholders and/or warrantholders since the suspension of the securities of HSD on 26 January 2005.

The offer price of RM3.70 per Offer Share represents a net price-earnings ratio of approximately 5.9 times based on the 12-month normalised results for the financial period ended 30 June 2005, wherein HSD achieved an audited consolidated net profit for a 14-month period of RM134.13 million and net earnings per share ("**EPS**") of RM0.74 (12-month normalised net EPS of RM0.63).

The offer price of RM3.70 per Offer Share under the Exit Offer represents a premium of approximately 2.8% over the offer price of the Shares under the Mandatory Offer of RM3.60 and a premium of approximately 3.4% over the last suspended market price of the Shares of HSD on 26 January 2005, of RM3.58 per share. The offer price of RM2.70 per Offer Warrant under the Exit Offer represents a premium of approximately 3.8% over the offer price of the Warrants under the Mandatory Offer of RM2.60 and a premium of approximately 5.5% over the last suspended market price of the Warrants of HSD on 26 January 2005, of RM2.56 per warrant.

3. RATIONALE FOR THE PROPOSED WITHDRAWAL

The proposal by SDM Board in relation to the Proposed Withdrawal is undertaken in view of the fact that SDM holds 98.80% equity interest in HSD as at 30 December 2005. Since HSD's securities were suspended from trading on 26 January 2005, SDM has not been able to place out the Shares in HSD ("**Placement**") to meet the public spread requirement for continued listing ("**Spread Requirement**"). SDM believes that Placement in the immediate future will continue to be difficult given the current bearish market sentiments and the uncertainties in the local automotive industry. As such, the option for Placement to address the Spread Requirement appears to be no longer feasible. In this respect, SDM proposes for HSD to undertake the Proposed Withdrawal to avoid any sanction from Bursa Securities in the event it fails to rectify the public spread situation within the stipulated timeframe and potential de-listing procedures being commenced against HSD.

As the securities of HSD have been suspended from trading since 26 January 2005 and will continue to be suspended until the public spread situation is rectified, the minority shareholders are unable to trade in the securities of HSD. Accordingly, the Proposed Withdrawal will be in the best interests of the minority shareholders of HSD as it provides an opportunity for them to realise their investments in HSD for cash via the Exit Offer.

4. FINANCIAL EFFECTS

4.1 Share Capital

The Proposed Withdrawal will not have any effect on the issued and paid-up share capital of SDB and HSD.

4.2 Substantial Shareholders' Shareholding

The Proposed Withdrawal will not have any effect on the shareholding of SDB's substantial shareholders'.
HSD is currently a 98.80% subsidiary of SDM. Assuming full acceptances received pursuant to the Exit Offer, HSD will become a wholly-owned subsidiary of SDM.

4.3 Earnings, Net Assets and Gearing

The Proposed Withdrawal will not have any material effect on the consolidated earnings, net assets and gearing of the SDB Group (i.e. SDB and its subsidiaries) for the financial year ending 30 June 2006.

The Proposed Withdrawal will not have any effect on the consolidated earnings, net assets and gearing of the HSD Group (i.e. HSD and its subsidiaries) for the financial year ending 30 June 2006.

5. APPROVALS REQUIRED

The Proposed Withdrawal is subject to the following approvals being obtained:-

(i) the shareholders and warrantholders of HSD in accordance with Paragraph 16.05(b) of the LR, at an EGM and Warrantholders' Meeting to be convened;

(ii) the Bursa Securities for the request for withdrawal of the listing of HSD from the Official List of the Main Board of Bursa Securities;

(iii) the SC for the offer documentations in respect of the Exit Offer; and

(iv) any other relevant authorities, if required.

The Proposed Withdrawal and the Exit Offer do not require the approval of the shareholders of SDB.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save as disclosed below, none of the directors and/or major shareholders of SDB and HSD and/or persons connected to the directors and major shareholders of SDB and HSD has any interest, direct or indirect, in the Proposed Withdrawal:-

(a) SDB

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid ("**Dato' Zubir**"), an Executive Director and the Group Chief Executive of SDB, is also a Non-Independent Non-Executive Chairman of HSD.

As at the date of this announcement, none of the directors of SDB has any equity interest in HSD.

(b) HSD

The following directors of HSD are SDB's nominated directors:-

(i) Dato' Zubir, a Non-Independent Non-Executive Chairman of HSD;

(ii) Dato' Yeoh Choon San, Managing Director of HSD;

(iii) Sekhar Krishnan, a Non-Independent Non-Executive Director of HSD; and

(iv) Yip Jon Khiam, a Non-Independent Non-Executive Director of HSD.

As at the date of this announcement, none of the directors of HSD has any equity interest in HSD.

The Proposed Withdrawal is not regarded as a related party transaction pursuant to Paragraph 10.08(9) of the LR. Accordingly, the directors of HSD and/or persons connected to the directors are not required to abstain from board deliberations and voting on the relevant resolution pertaining to the Proposed Withdrawal. Similarly, the major shareholder of HSD namely, SDM and/or persons connected to SDM are not required to abstain from voting on the resolution in respect of the Proposed Withdrawal to be tabled at the forthcoming EGM and Warrantholders' Meeting.

7. DIRECTORS' RECOMMENDATIONS

The Board of Directors of SDB, having considered all aspects of the Proposed Withdrawal and after careful deliberation, is of the opinion that the Proposed Withdrawal is in the best interests of SDB and its shareholders.

The HSD Board, having considered all aspects of the Proposed Withdrawal and after careful deliberation, is of the opinion that the Proposed Withdrawal is in the best interests of HSD and its shareholders.

8. ADVISER

AmMerchant Bank has been appointed as Adviser to HSD for the Proposed Withdrawal.

9. INDEPENDENT ADVISER

Pursuant to Paragraph 16.05(d) of the LR, the independent directors of HSD will be appointing an IA to advise and make recommendations for the consideration of the shareholders and warrantholders in connection with the Proposed Withdrawal as well as the fairness and reasonableness of the Exit Offer.

10. ESTIMATED TIMEFRAME FOR COMPLETION

Barring unforeseen circumstances, the Proposed Withdrawal is expected to be completed in the second quarter of 2006.

11. OTHER INFORMATION

A Circular in relation to the Proposed Withdrawal together with the notices of EGM and Warrantholders' Meeting and the advice of the IA in relation to the Proposed Withdrawal will be despatched to the shareholders and warrantholders of HSD in due course.

This announcement is dated 6 February 2006.

Form Version 2.0

Change in Audit Committee

Submitted by S DARBY on 16/02/2006 05:33:24 PM
Reference No SD-060216-37913

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	16/02/2006
* Type of change	:	Appointment
* Designation	:	Member of Audit Committee
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Dato' Mohamed bin Sulaiman
* Age	:	67
* Nationality	:	Malaysian
* Qualifications	:	Certified Public Accountant (CPA), Australia, Associate - Institute of Chartered Secretaries & Administrators (ACIS), Associate - Malaysian Association of Certified Public Accountants (MACPA)
* Working experience and occupation	:	Nichols Pty Ltd in Western Australia from 1961 to 1967, MARA and later Dunlop Estates Berhad as an Accountant, Chief Accountant, Financial Controller and Finance Director for 14 years from 1968 to 1982, Finance Director in Sime Darby Plantations, from 1982 to 1985 Managing Director in Sime UEP Properties Berhad from1985 to 1990, Divisional Director and Managing Director of Consolidated Plantations Berhad from 1990 to 1993 Presently Executive Chairman and majority shareholder of Redmax Sdn. Bhd., a Class A Bumiputra construction company engaged in flood mitigation projects.
* Directorship of public companies (if any)	:	none
* Family relationship with any director and/or major shareholder of the listed issuer	:	none
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	none
* Composition of Audit Committee (Name and Directorate of members after change)	:	Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Independent & Non Executive / Chairman) Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali

(Independent & Non Executive)
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (Independent & Non Executive)
Datuk Khatijah binti Ahmad (Independent & Non Executive)
Dato' Mohamed bin Sulaiman (Independent & Non Executive)

* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)	● Yes ○ No
Remarks :	

Form Version 2.0

General Announcement

Submitted by S DARBY on 20/02/2006 05:23:12 PM
Reference No SD-060125-22C6A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Incorporation of a new subsidiary - Dunlopillo (Middle East) FZE

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new wholly-owned subsidiary, Dunlopillo (Middle East) FZE ("DME") was incorporated in Hamriyah Free Zone, Sharjah, United Arab Emirates on 18th February 2006. The entire issued and paid up share capital of DME, comprising 16 shares of AED150,000 each, is held by Dunlopillo Holdings Sdn. Bhd, a wholly-owned subsidiary of Sime Darby.

The principal activities of DME will be manufacturing and trading of mattresses and related bedding products for the United Arab Emirates and West Asia markets.

The investment in DME is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30th June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 20th February 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

4DR

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/02/2006 06:27:03 PM
Reference No SD-060208-37452

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Disposal of 539,300 shares and acquisition of 10,419,100 shares)

AmInvestment Management Sdn. Bhd.
(Acquisition of 800,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 18/01/2006	* 200	
Disposed	18/01/2006	125,000	
Disposed	19/01/2006	100,000	
Disposed	23/01/2006	14,300	
Acquired	24/01/2006	400,000	
Acquired	26/01/2006	300,000	
Acquired	27/01/2006	300,000	
Acquired	03/02/2006	9,718,900	
Acquired	03/02/2006	251,200	
Disposed	06/02/2006	300,000	
Acquired	06/02/2006	248,800	

* Circumstances by reason of which change has occurred : Acquisition and sale of shares by the EPF Board and its Portfolio Manager.
* Nature of interest : Direct

Direct (units)	:	363,268,505
Direct (%)	:	14.77
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	363,268,505
* Date of notice	:	06/02/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 25th January, 6th and 10th February 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 20/02/2006 04:52:30 PM
Submitted by S DARBY on 23/02/2006 05:44:31 PM
Reference No SD-060220-0BF93

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Disposal of 967,600 shares)

AmInvestment Management Sdn. Bhd.
(Acquisition of 1,000,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 07/02/2006	* 120,000	
Disposed	08/02/2006	200,000	
Acquired	08/02/2006	500,000	
Disposed	09/02/2006	100,000	
Acquired	09/02/2006	16,300	
Disposed	10/02/2006	492,600	
Acquired	10/02/2006	483,700	
Disposed	14/02/2006	55,000	

* Circumstances by reason of which change has occurred : Acquisition and sale of shares by the EPF Board and its Portfolio Manager.

* Nature of interest	:	Direct
Direct (units)	:	363,300,905
Direct (%)	:	14.77
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	363,300,905
* Date of notice	:	14/02/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 14th, 16th and 22nd February 2006.

Form Version 2.0

Financial Results

Submitted by S DARBY on 28/02/2006 04:53:30 PM
Reference No SD-060214-59695

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/12/2005
* Quarter : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30/06/2006
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

profit&loss acc_DECKLSE2005.doc balance sheet_DecKLSE2005.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 31/12/2005

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	31/12/2004	31/12/2005	31/12/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	4,889,579	4,529,435	10,093,874	8,815,195
2	Profit/(loss) before tax	326,461	185,589	731,357	577,254
3	Profit/(loss) after tax and minority interest	207,656	27,756	475,217	289,580
4					289,580

	Net profit/(loss) for the period	207,656	27,756	475,217	
5	Basic earnings/(loss) per share (sen)	8.60	1.20	19.80	12.30
6	Dividend per share (sen)	5.00	5.00	5.00	5.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share (RM)	3.8500		3.8400	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	31/12/2004	31/12/2005	31/12/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	320,742	233,995	715,435	620,458
2	Gross interest income	17,248	18,627	33,415	35,261
3	Gross interest expense	27,199	24,538	54,418	50,564

Remarks :

Note: The above information is for the Exchange internal use only.

QUARTERLY REPORT

On consolidated results for the second quarter ended 31st December 2005

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the second quarter ended 31st December 2005

	Note	Quarter ended 31st December 2005	2004	%	Half-year ended 31st December 2005	2004	%
		RM Million		+/-	RM Million		+/-
Revenue	A8	**4,889.5**	4,529.4	+ 8	**10,093.8**	8,815.2	+ 15
Operating expenses		**(4,626.2)**	(4,343.8)	+ 7	**(9,481.9)**	(8,286.3)	+ 14
Other operating income		**57.5**	48.4		**103.5**	91.5	
Operating profit		**320.8**	234.0	+ 37	**715.4**	620.4	+ 15
Share of results of jointly controlled entities		**-**	(54.8)		**0.7**	(54.6)	
Share of results of associated companies		**10.5**	6.2		**31.1**	16.7	
Profit before interest		**331.3**	185.4	+ 79	**747.2**	582.5	+ 28
Investment and interest income		**22.3**	24.8		**38.5**	45.3	
Finance costs		**(27.2)**	(24.6)		**(54.4)**	(50.6)	
Profit before taxation	A8	**326.4**	185.6	+ 76	**731.3**	577.2	+ 27
Taxation	B5	**(92.7)**	(129.1)		**(201.6)**	(232.2)	
Share of taxation of associated companies	B5	**(5.8)**	0.1		**(11.4)**	(2.5)	
Profit after taxation		**227.9**	56.6	+ 303	**518.3**	342.5	+ 51
Minority interests		**(20.3)**	(28.8)		**(43.1)**	(52.9)	
Net profit for the period		**207.6**	27.8	+ 647	**475.2**	289.6	+ 64
		Sen			Sen		
Earnings per share							
- Basic	B13	**8.6**	1.2		**19.8**	12.3	
- Diluted	B13	**8.6**	1.2		**19.7**	12.2	

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

	Note	Unaudited 31st December 2005 RM Million	Audited 30th June 2005 RM Million
SHARE CAPITAL		**1,208.0**	1,195.1
RESERVES		**6,896.9**	6,810.0
SHAREHOLDERS' FUNDS		**8,104.9**	8,005.1
MINORITY INTERESTS		**1,189.1**	1,179.1
		9,294.0	9,184.2
NON-CURRENT LIABILITIES			
Loans and financing	B9	**2,367.7**	1,854.0
Deferred taxation liabilities		**220.2**	233.0
		2,587.9	2,087.0
		11,881.9	11,271.2
CURRENT ASSETS			
Inventories		**3,419.0**	3,306.1
Property development costs		**764.9**	765.4
Trade and other receivables		**2,776.5**	2,856.0
Tax recoverable		**109.4**	105.6
Short term investments		**-**	26.8
Cash held under Housing Development Accounts		**414.5**	409.7
Bank balances, deposits and cash		**2,225.9**	2,181.5
		9,710.2	9,651.1
CURRENT LIABILITIES			
Trade and other payables		**3,232.4**	3,752.7
Provisions		**192.1**	130.6
Short term borrowings	B9	**958.8**	837.0
Current taxation		**173.6**	243.5
		4,556.9	4,963.8
NET CURRENT ASSETS		**5,153.3**	4,687.3
NON-CURRENT ASSETS			
Trade and other receivables		**504.1**	465.7
Deferred taxation assets		**358.6**	368.0
Investments		**155.7**	155.8
Associated companies		**749.3**	815.7
Jointly controlled entities		**2.8**	(0.3)
Land held for property development		**306.4**	309.6
Property, plant and equipment	A9	**4,580.4**	4,396.8
Intangible assets		**71.3**	72.6
		6,728.6	6,583.9
		11,881.9	11,271.2
		Sen	**Sen**
NET ASSETS PER SHARE		**385**	384

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement of Changes In Equity for the half-year ended 31st December 2005

	← Non-distributable				→	Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2005	**1,195.1**	**2,670.9**	**72.2**	**211.8**	**749.2**	**3,105.9**	**8,005.1**
Currency translation differences	-	-	-	-	**(55.3)**	-	**(55.3)**
Effect of dilution of interest in an associated company	-	-	-	-	**(0.2)**	**(0.5)**	**(0.7)**
Goodwill written off	-	-	-	-	-	**(55.9)**	**(55.9)**
Net losses not recognised in income statement	-	-	-	-	**(55.5)**	**(56.4)**	**(111.9)**
Net profit for the period	-	-	-	-	-	**475.2**	**475.2**
Final dividend for the year ended 30th June 2005	-	-	-	-	-	**(397.9)**	**(397.9)**
Issue of shares	**12.9**	**121.5**	-	-	-	-	**134.4**
At 31st December 2005	**1,208.0**	**2,792.4**	**72.2**	**211.8**	**693.7**	**3,126.8**	**8,104.9**
At 1st July 2004	1,177.9	2,515.4	76.0	209.2	620.6	3,825.6	8,424.7
Currency translation differences	–	–	–	–	227.9	–	227.9
Goodwill written off	–	–	–	–	–	(781.2)	(781.2)
Net losses not recognised in income statement	–	–	–	–	227.9	(781.2)	(553.3)
Net profit for the period	–	–	–	–	–	289.6	289.6
Final dividend for the year ended 30th June 2004	–	–	–	–	–	(391.0)	(391.0)
Issue of shares	10.1	90.0	–	–	–	–	100.1
At 31st December 2004	1,188.0	2,605.4	76.0	209.2	848.5	2,943.0	7,870.1

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the half-year ended 31st December 2005

	Half-year ended 31st December 2005		Half-year ended 31st December 2004	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		**518.3**		342.5
Adjustments for :				
Unusual items (Note A4)		**11.3**		184.4
Gain on disposal of property, plant and equipment		**(5.2)**		(3.3)
Share of results of jointly controlled entities and associated companies		**(31.8)**		37.9
Depreciation and amortisation		**185.8**		173.3
Taxation		**213.0**		234.7
Others		**1.8**		1.1
		893.2		970.6
(Increase)/decrease in working capital				
Inventories		**(112.9)**		(323.2)
Property development costs		**0.5**		(31.7)
Trade and other receivables		**38.5**		(478.9)
Cash held under Housing Development Accounts		**(4.8)**		(51.3)
Trade and other payables and provisions		**(514.5)**		(49.1)
Cash generated from operations		**300.0**		36.4
Taxation paid		**(260.8)**		(191.2)
Dividends from associated companies		**29.0**		11.3
Net cash inflow/(outflow) from operating activities		**68.2**		(143.5)
Investing activities				
Purchase of investments	**-**		(3.7)	
Purchase of associated and subsidiary companies	**(122.6)**		(866.3)	
Capital repayment by an associated company	**3.6**		3.6	
Purchase of property, plant and equipment	**(355.9)**		(249.6)	
Purchase of intangible assets	**(0.5)**		-	
Purchase of/Incidental costs incurred on land held for property development	**(1.4)**		-	
Proceeds from sale of investments	**29.6**		553.1	
Proceeds from sale of associated and subsidiary companies	**81.7**		99.9	
Proceeds from sale of property, plant and equipment	**71.5**		92.4	
Net cash outflow from investing activities		**(294.0)**		(370.6)

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the half-year ended 31st December 2005 (cont'd)

	Half-year ended 31st December 2005		Half-year ended 31st December 2004	
	RM Million	RM Million	RM Million	RM Million
Financing activities				
Proceeds from shares issued under Sime Darby Berhad Employees' Share Option Scheme	**134.4**		100.1	
Proceeds from shares issued to minority interests in a subsidiary company	**0.9**		–	
Net borrowings raised	**614.5**		316.0	
Dividends paid to shareholders of Sime Darby Berhad	**(397.9)**		(391.0)	
Dividends paid to minority interests in subsidiary companies	**(43.2)**		(88.4)	
Net cash inflow/(outflow) from financing activities		**308.7**		(63.3)
Increase/(decrease) in cash and cash equivalents		**82.9**		(577.4)
Cash and cash equivalents at beginning of the period		**2,153.4**		2,542.0
Foreign exchange differences		**(68.2)**		53.1
Cash and cash equivalents at end of the period		**2,168.1**		2,017.7

For the purpose of the cash flow statement, cash and cash equivalents comprised the following:

	2005	2004
Bank balances, deposits and cash	**2,225.9**	2,145.0
Bank overdrafts - secured (Note B9)	**(18.9)**	–
- unsecured (Note B9)	**(38.9)**	(127.3)
	2,168.1	2,017.7

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

Notes on the quarterly report – 31st December 2005
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MALAYSIAN FRS NO. 134 (MASB NO. 26)

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Financial Reporting Standards ("FRS") No. 134 (MASB No. 26) "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2005.

Certain changes have been made to the segment information presented in Notes A8, B1 and B2, principally the transfer of engineering and systems integration companies from General Trading, Services and Others to the Energy Division, to more closely reflect the composition of and conform with the Group's management reporting structure.

The comparative figures on the segment information presented in these interim financial statements have also been reclassified accordingly. Other than the above, the accounting policies and presentation adopted for these interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2005.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2005.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

A4. Unusual items

	Quarter ended 31st December		Half-year ended 31st December	
	2005	**2004**	**2005**	**2004**
Operating profit includes the following:				
Gain on disposal of quoted and marketable securities (Note B7)	-	6.9	**3.0**	6.9
Gain on disposal of a quoted associated company	-	46.7	-	81.5
Gain on disposal of unquoted subsidiary and associated companies (Note B6)	**6.7**	-	**6.5**	-
Gain on disposal of properties (Note B6)	**0.2**	2.3	**0.2**	3.1
Writeback of diminution on long term investments	-	0.3	-	-
Impairment loss of an associated company	**(20.0)**	-	**(20.0)**	-
Impairment losses on property, plant and equipment	-	(105.6)	-	(111.4)
Provision for vehicles sales receivables in China	-	(163.7)	-	(163.7)
Others	**(0.8)**	(0.8)	**(1.0)**	(0.8)
Sub-total	**(13.9)**	(213.9)	**(11.3)**	(184.4)
Provision for foreseeable contract losses in a jointly controlled entity	-	(55.0)	-	(55.0)
	(13.9)	(268.9)	**(11.3)**	(239.4)

Amounts in RM million unless otherwise stated

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the prior interim periods of the current financial year or the previous financial years that have a material effect on the results for the current quarter under review.

A6. Debt and equity securities

On 21st December 2005, Sime Darby Berhad issued RM500 million 4 years Al - Murabahah Medium Term Notes under the RM1,500 million Al - Murabahah Commercial Paper and Medium Term Notes Programme, at par with a profit rate of 4.30% per annum.

During the half-year ended 31st December 2005, the following new ordinary shares of RM0.50 each were issued pursuant to the exercise of options under the Sime Darby Berhad Employees' Share Option Scheme:

Option Price RM	No of ordinary shares of RM0.50 each
4.90	4,126,000
5.08	3,669,000
5.09	324,000
5.47	4,102,000
5.28	13,531,000
	25,752,000

As at 31st December 2005, options over 38,991,000 unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter under review.

A7. Dividends paid

The final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt for the financial year ended 30th June 2005 was paid on 16th December 2005.

A8. Segmental reporting

Primary reporting format - business segments	**Half-year ended 31st December 2005**		**Half-year ended 31st December 2004**	
	Revenue	**Profit before taxation**	**Revenue**	**Profit before taxation**
Plantations	**718.5**	**127.2**	814.0	163.5
Property	**332.7**	**92.9**	431.2	214.3
Heavy Equipment	**2,760.1**	**257.9**	2,290.0	220.1
Motor Vehicles	**4,239.3**	**189.9**	3,283.2	42.1
Energy	**846.1**	**113.6**	768.8	45.7
General Trading, Services and Others	**1,197.1**	**(17.1)**	1,228.0	(92.9)
	10,093.8	**764.4**	8,815.2	592.8
Unallocated corporate expenses		**(17.2)**		(10.3)
Investment and interest income		**38.5**		45.3
Finance costs		**(54.4)**		(50.6)
		731.3		577.2

Amounts in RM million unless otherwise stated

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2005.

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements was as follows:

	As at 31st December 2005	As at 30th June 2005
Contracted	**144.6**	132.1
Not contracted	**203.9**	380.1

A11. Significant post balance sheet events

There was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 24th February 2006, except as disclosed below :

1. With effect from 1st January 2006, Sime Darby Auto Imports Sdn. Bhd. (formerly known as Darby Park Sdn. Bhd.) has been appointed as the importer and supplier to BMW Malaysia Sdn. Bhd. of new completely built-up BMW motorcycles and vehicles and MINI vehicles.

2. The privatisation of Tractors Malaysia Holdings Berhad ("TMHB") vide a Scheme of Arrangement between Sime Darby Berhad ("SDB"), TMHB and the stockholders of TMHB other than SDB, under Section 176 of the Companies Act 1965 was completed on 24th February 2006. On 6th February 2006, 41,139,600 new ordinary shares of RM0.50 each in SDB, issued by SDB under the terms of the privatisation of TMHB, were quoted on the Main Board of Bursa Malaysia Securities Berhad. The remaining consideration of RM75.3 million was settled in cash.

A12. Changes in the composition of the Group

The changes in the composition of the Group during the period under review were as follows :

1. On 20th July 2005, Tractors Malaysia (1982) Sdn. Bhd. acquired the balance 5% equity interest in Columbia Chrome (Malaysia) Sdn. Bhd. which then became a wholly-owned subsidiary, for RM63,840.

2. On 9th August 2005, SD Holdings Berhad disposed of the entire equity interest in Simex Chemical Sdn. Bhd. for RM1.3 million.

3. On 19th August 2005, Subang Jaya Medical Centre Sdn. Bhd. acquired the entire equity interest in Megah Medical Specialists Group Sdn. Bhd. for RM10.7 million.

4. On 1st September 2005, Sime Singapore Limited incorporated Sime Darby Motor Group (Australia) Pty Limited whose principal activity is investment holding.

5. On 28th October 2005, Sime Darby Singapore Limited acquired the remaining 10% equity interest in Technochem Private Limited ("Technochem") for S$596,300 and disposed of the entire 100% equity interest in Technochem for S$9.2 million.

6. On 11th November 2005, Bow Ma Motors (South China) Limited acquired the remaining 10% equity interest in Hainan Dejie Motors Limited for RMB1.5 million.

Amounts in RM million unless otherwise stated

A12. Changes in the composition of the Group (continued)

7. On 18th November 2005, Sime Overseas Sdn. Bhd. entered into agreements with Weifang Yintong Guoji Investment Co. Ltd. for the establishment of Weifang Sime Darby Investment and Management Co. Ltd. and the acquisition of 80% equity interest each in Weifang Sime Darby Port Co. Ltd. and Weifang Sime Darby Water Co. Ltd. for USD20 million and USD10 million respectively.

8. The following subsidiary companies have resolved to be wound-up voluntarily at their respective Extraordinary General Meetings ("EGM") :

	Date of EGM
Alexander Forbes (Malaysia) Sdn. Bhd.	21st November 2005
Rising Paper Products Private Limited	21st November 2005
Arabis Pte Ltd	23rd November 2005

9. On 19th December 2005, Sime Darby Eastern Limited incorporated Sime LCP Power Company Limited. The company is currently dormant.

10. On 30th December 2005, Sime Darby Motors Sdn. Bhd. acquired the entire equity interest in Special Brand Sdn. Bhd. ("SBSB") for RM1,700. The principal activity of SBSB will be the importation and distribution of motor vehicles.

A13. Contingent liabilities – unsecured

	As at 21st February 2006	**As at 30th June 2005**
Trade and performance guarantees	**2,086.2**	2,266.0
Claims pending against subsidiaries	**163.1**	81.1
	2,249.3	2,347.1

Amounts in RM million unless otherwise stated

B. EXPLANATORY NOTES PURSUANT TO APPENDIX 9B OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD

B1. Review of results for the quarter and half-year ended 31st December 2005

	Quarter ended 31st December		Half-year ended 31st December	
	2005	**2004**	**2005**	**2004**
Profit before unusual items and interest				
Plantations	**55.6**	72.7	**121.4**	162.7
Property	**37.9**	148.6	**92.9**	212.0
Heavy Equipment	**114.0**	108.9	**257.9**	220.1
Motor Vehicles	**94.9**	64.7	**189.9**	125.1
Energy	**64.8**	57.7	**126.6**	100.6
General Trading, Services and Others	**(12.3)**	6.8	**(13.0)**	11.7
	354.9	459.4	**775.7**	832.2
Unusual items (Note A4)	**(13.9)**	(268.9)	**(11.3)**	(239.4)
Unallocated corporate expenses	**(9.7)**	(5.1)	**(17.2)**	(10.3)
Profit before interest	**331.3**	185.4	**747.2**	582.5

The lower crude palm oil and palm kernel prices as well as lower production resulted in Plantations Division reporting lower profits for the quarter and half-year ended 31st December 2005. The selling price of crude palm oil averaged RM1,405 (2004: RM1,463) per tonne for the quarter and RM1,395 (2004: RM1,507) per tonne for the half-year. The average selling price of palm kernel was RM940 (2004: RM1,048) per tonne for the quarter and RM971 (2004: RM1,038) per tonne for the half-year.

The softening property market condition negatively affected the profitability of the Property Division. The significant decrease in profits was also due to the contribution from land sale in the previous corresponding period of RM66.5 million.

Heavy Equipment Division's earnings continued to increase mainly due to continued strong demand from the construction and mining sectors in Australia as well as the Singapore region.

The contribution from Hyundai-Sime Darby Berhad, a subsidiary company acquired in December 2004, had a positive impact on the Motor Vehicles Division's results for the quarter and half-year ended 31st December 2005.

Energy Division reported higher profits mainly due to the increased overall turnover, and the further sales of vessels by an associated company.

General Trading, Services and Others continued to operate under a challenging environment amidst escalating raw material prices and stiff competition.

Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 31st December 2005	%	Preceding quarter ended 30th September 2005	%
Profit before unusual items and interest				
Plantations	**55.6**	**15.7**	65.8	15.6
Property	**37.9**	**10.7**	55.0	13.1
Heavy Equipment	**114.0**	**32.1**	143.9	34.2
Motor Vehicles	**94.9**	**26.7**	95.0	22.6
Energy	**64.8**	**18.3**	61.8	14.7
General Trading, Services and Others	**(12.3)**	**(3.5)**	(0.7)	(0.2)
	354.9	**100.0**	420.8	100.0
Unusual items (Note A4)	**(13.9)**		2.6	
Unallocated corporate expenses	**(9.7)**		(7.5)	
Profit before interest	**331.3**		415.9	

Despite the higher crude palm oil price of RM1,405 (30th September 2005 : RM1,386) per tonne, the lower profitability recorded by the Plantations Division was due to reduced sales volume and production in the quarter ended 31st December 2005.

The lower sales volume and slower progress completion further reduced the contribution from the Property Division.

The decrease in profit of the Heavy Equipment Division was due to higher demand recorded by Hastings Deering in the preceding quarter.

The results of the Motor Vehicles Division remained at approximately the same level as in the preceding quarter.

The better performance of the Energy Division was mainly due to higher contribution from Jaya Holdings.

General Trading, Services and Others continued to report losses mainly due to the poor performance of the tyre operations.

B3. *Current year prospects*

Given the measures taken to strengthen the Group's businesses and barring any unforeseen circumstances, the Board is cautiously optimistic that the results for the second half of this financial year will be satisfactory.

B4. *Variance of actual profit from profit forecast or profit guarantee*

Not applicable as there was no profit forecast or profit guarantee issued.

Notes on the quarterly report – 31st December 2005
Amounts in RM million unless otherwise stated

B5. Taxation

	Quarter ended 31st December		Half-year ended 31st December	
	2005	**2004**	**2005**	**2004**
In respect of the current period:				
- income tax	**87.8**	128.1	**205.0**	238.1
- deferred tax	**4.9**	1.7	**(3.4)**	(5.2)
	92.7	129.8	**201.6**	232.9
In respect of prior years:				
- income tax	**-**	(0.7)	**-**	(0.7)
	92.7	129.1	**201.6**	232.2
Share of taxation of associated companies	**5.8**	(0.1)	**11.4**	2.5
	98.5	129.0	**213.0**	234.7

The effective tax rates for the current quarter and half-year ended 31st December 2005 of 30.2% and 29.1% respectively were higher than the statutory tax rate of 28% mainly due to certain expenses being disallowed for tax purposes and the impact of increased contribution from Hastings Deering.

B6. Profits/(losses) on sale of unquoted investments and properties

The profits arising from sale of unquoted investments and disposal of properties for the current quarter and half-year ended 31st December 2005 are set out in Note A4.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group were as follows:

Movements during:

	Quarter ended 31st December 2005	Half-year ended 31st December 2005
- Total purchases	**-**	**-**
- Total sales	**8.1**	**29.6**
- Total gain on sales	**-**	**3.0**

Balances:

	As at 31st December 2005
- Cost	**13.0**
- Carrying value	**4.4**
- Market value	**7.7**

Amounts in RM million unless otherwise stated

B8. Status of corporate proposals

1. On 29th March 2005, AmMerchant Bank Berhad announced on behalf of Sime Darby Berhad ("SDB"), the proposed privatisation of Tractors Malaysia Holdings Berhad ("TMHB") through a Scheme of Arrangement ("SOA") between SDB, TMHB and the stockholders of TMHB other than SDB, pursuant to Section 176 of the Companies Act 1965. The SOA entails SDB acquiring the remaining 28.26% equity interest in TMHB for RM317 million or RM3.46 per ordinary stock of RM0.50 each in TMHB. The SOA was completed on 24th February 2006 with the delisting of TMHB from the Official List of Bursa Malaysia Securities Berhad ("Bursa Securities"). An announcement on the completion of the SOA was made to Bursa Securities on 22nd February 2006.

2. On 8th September 2005, Sime Travel Holdings Limited, a wholly-owned subsidiary of SDB, entered into a Sale and Purchase Agreement ("SPA") with Randolph Investment Limited ("RIL") and Mr Daniel So Ming Fai (as guarantor for RIL) for the disposal of its entire 70% equity interest in Westminster Travel Limited, comprising 28,000 "A" shares of HK$100 each for HK$81.3 million. The SPA was automatically terminated on 13th January 2006 as completion did not take place on that date. An announcement on the termination of the SPA was made to Bursa Securities on 13th January 2006.

3. On 9th September 2005, Sime Singapore Limited entered into a Share Sale Agreement ("SSA"), with Peter Dunn, Peter Gary Robinson and Trevor George Reading, for the acquisition of the entire issued and paid-up share capital of PPT Investments Pty Limited through the purchase of the entire issued and paid-up share capital of the following companies for A$37.0 million:-

   (i) Peter Dunn Investments Pty Limited
   (ii) Peter Robinson Investments Pty Limited
   (iii) Trevor Reading Investments Pty Limited

   The SSA was terminated on 3rd February 2006 due to the non-fulfilment of a condition precedent. An announcement on the termination of the SSA was made to Bursa Securities on 3rd February 2006.

4. On 20th September 2005, SimeWest Holdings Sdn. Bhd., a wholly-owned subsidiary of SDB, entered into a Sale and Purchase Agreement ("SPA") with Apex Portfolio Sdn. Bhd. for the disposal of the following shares for HK$12.5 million:-

   (i) 1,000,000 ordinary shares of RM1.00 each representing the entire equity interest in Sime Darby Travel Sdn. Bhd; and
   (ii) 200,000 ordinary shares of RM1.00 each representing the entire equity interest in Sime Holidays Sdn. Bhd.

   The SPA was automatically terminated on 13th January 2006 as completion did not take place on that date. An announcement on the termination of the SPA was made to Bursa Securities on 13th January 2006.

5. On 30th September 2005, Sime Malaysia Region Berhad ("SMRB") entered into a Sale and Purchase Agreement with Petra Foods Limited for the disposal of its entire 100% equity interest in Sime Darby Marketing Sdn. Bhd. ("SDM") for RM1.00. SMRB had on 12th December 2005 completed the disposal of 70% equity interest in SDM. The disposal of the remaining 30% equity interest in SDM by SMRB is expected to be completed in March 2006.

6. On 29th December 2005, Sime Singapore Limited entered into a Share Sale Agreement ("SSA") with F&NCC Beverages Sdn. Bhd. for the disposal of its entire 51.12% equity interest in Sime Oleander Sdn. Bhd. for RM8.6 million. The disposal is expected to be completed within 4 months from the date of the SSA.

7. On 6th February 2006, AmMerchant Bank Berhad announced on behalf of SDB and Hyundai-Sime Darby Berhad ("HSD"), the proposed voluntary withdrawal of HSD from the Official List of Bursa Securities pursuant to Paragraph 16.04 of the Listing Requirements of Bursa Securities ("Proposed Withdrawal"). The Proposed Withdrawal is subject to the approvals of inter alia, shareholders and warrant holders of HSD and Bursa Securities.To-date, none of the approvals have been obtained.

Notes on the quarterly report – 31st December 2005
Amounts in RM million unless otherwise stated

B9. Group borrowings

	As at 31st December 2005
Loans and financing - Non-current	
Term loans - secured	152.6
- unsecured	1,215.1
Al Murabahah Medium Term Notes - unsecured	1,000.0
	2,367.7
Short term borrowings - Current	
Bank overdrafts - secured	18.9
- unsecured	38.9
Portion of term loans due within one year - secured	23.9
- unsecured	9.2
Other short term borrowings - secured	17.6
- unsecured	850.3
	958.8

The Group borrowings in RM equivalent analysed by currency are as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	1,122.4	682.6
Singapore dollar	99.1	15.9
Australian dollar	220.8	–
Hong Kong dollar	-	139.0
Chinese renminbi	-	35.5
Thai baht	86.9	15.6
New Zealand dollar	3.5	47.3
US dollar	835.0	22.9
	2,367.7	958.8

The secured term loans and short term borrowings are secured by property, plant and equipment, a property development project and current assets of certain subsidiary companies.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 31st December 2005 were 5.15% and 4.78% respectively per annum.

The RM500 million 7 years and RM500 million 4 years Al-Murabahah Medium Term Notes, under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Notes Programme, were issued at par with profit rates of 4.38% and 4.30% per annum, respectively.

Amounts in RM million unless otherwise stated

B10. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiary companies in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at their contracted rates.

As at 21st February 2006, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM892.2 million and RM337.4 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 12 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiary companies which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals. Included in one of the swap contracts was a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and US dollars were as follows:

Less than 1 year	RM30.0 million
Later than 1 year and not later than 5 years	RM988.0 million
Later than 5 years	RM25.9 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 37 of the annual financial statements for the year ended 30th June 2005.

B11. Material litigation

1. Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") for breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

   BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal.

2. Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ("SDB") for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and the assessment proceedings are now fixed for mention before the Registrar on 1st June 2006.

   SDB filed notices of appeal against the decision of the High Court on 24th April 2003. These appeals came up for hearing on 28th July 2004 and the Court of Appeal directed the parties to put in written submissions. The Court of Appeal heard the appeals on 14th September 2005 and a decision is awaited. Meanwhile, two other former shareholders of Sime Bank have filed actions of a similar nature against SDB.

Amounts in RM million unless otherwise stated

B11. Material litigation (continued)

3. Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn. Bhd. ("SS"), SDB and Shafiq Sit Abdullah ("SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

   SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the Court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet. Meanwhile, the Court had fixed the main action (i.e. Sime Bank claim and TCSB's counterclaim) for mention on 28th November 2005 to enable the provisional liquidator to consider whether to proceed with the matter.

   The matter came up for Mention on 28th November 2005.

   The case was heard before a judicial commissioner. The provisional liquidator for TCSB attended court and informed the court that they were appointed as provisional liquidators. TCSB should have been put into liquidation then but the shareholders refused to allow that. They then considered winding up but discovered that TCSB had insufficient funds to fund what was likely to be a contested winding up.

   The Provisional Liquidator then informed the court that their appointment will end on 19th January 2006 and they will not be seeking to extend their appointment. As such they requested the court to fix a further Mention date to allow the shareholders to decide on the present proceedings. The court has now fixed the matter for further Mention on 28th February 2006.

4. Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby China Limited, had filed legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement under which CM2 was appointed by Sime Winner to, inter alia, issue invoices to certain purchasers, receive such monies from those purchasers, and to transmit such monies to Sime Winner.

   On 4th May 2005, Sime Winner obtained an injunction against CM2 to, amongst other things, prevent CM2 from disposing its assets up to the amount of HK107 million. Both parties have filed interlocutory applications relating to inspection and filing of documents and the said applications were fixed for hearing on 24th October 2005 during which Sime Winner received CM2's evidence to discharge application. Sime Winner has leave to file evidence in opposition by 29th November 2005.

   In the inter partes hearing which took place on 21st December 2005, Sime Winner successfully defended the case for stay of the mareva injunction. By the orders of the court, CM2 was ordered to disclose all its assets in Hong Kong up to HK$107m. Sime Winner received an affidavit on 4th January 2006 on the disclosure of CM2 assets, but found it insufficient and is demanding further disclosure and explanation. Sime Winner is yet to receive any reply on this further disclosure.

5. Inokom Corporation Sdn. Bhd., a subsidiary of Sime Darby Motor Sdn. Bhd., and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The Plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure.

   Renault SA had filed an application for stay of proceedings pending arbitration. The application was dismissed and appeals to Court of Appeal had been filed. The Court of Appeal has granted a stay of proceedings pending the result of Renault SA's appeal against the dismissal of application for stay of proceedings pending arbitration.

   TCMH and TCEC had filed applications in the court to strikeout the Plaintiffs' suit and the applications were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending.

B12. Dividend

An interim gross dividend of 5.0 sen per share less Malaysian tax at 28% has been declared and will be paid on 19th May 2006. The interim gross dividend declared for the previous corresponding period was 5.0 sen per share less Malaysian tax at 28%. The entitlement date for the dividend payment is 21st April 2006.

A depositor shall qualify for entitlement to the dividend only in respect of :

(i) shares deposited into the depositor's securities account before 12.30 p.m. on 19th April 2006 in respect of shares which are exempted from mandatory deposit;

(ii) shares transferred into the depositor's securities account before 4.00 p.m. on 21st April 2006 in respect of transfers; and

(iii) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B13. Earnings per share

	Quarter ended 31st December		Half-year ended 31st December	
	2005	**2004**	**2005**	**2004**
Basic earnings per share				
Net profit for the period	**207.6**	27.8	**475.2**	289.6
Weighted average number of ordinary shares in issue (million)	**2,408.3**	2,367.1	**2,401.3**	2,362.2
Basic earnings per share (sen)	**8.6**	1.2	**19.8**	12.3
Diluted earnings per share				
Net profit for the period	**207.6**	27.8	**475.2**	289.6
Weighted average number of ordinary shares in issue (million)	**2,408.3**	2,367.1	**2,401.3**	2,362.2
Adjustment for share options (million)	**5.8**	6.1	**5.6**	5.0
Weighted average number of ordinary shares used in the calculation of diluted earnings per share (million)	**2,414.1**	2,373.2	**2,406.9**	2,367.2
Diluted earnings per share (sen)	**8.6**	1.2	**19.7**	12.2

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
28th February 2006

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by S DARBY on 28/02/2006 04:54:04 PM
Reference No SD-060222-35130

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Entitlement date :21/04/2006

* Entitlement time :04:00:00 PM

* Entitlement subject :**Interim Dividend**

* Entitlement description

Interim gross dividend of 5.0 sen per share, less Malaysia Tax at 28%

Period of interest payment : to

Financial Year End :30/06/2006

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Epsilon Registration Services Sdn. Bhd.
312, 3rd Floor, Block C Kelana Square
17, Jalan SS 7/26
47301 Petaling Jaya
Selangor Darul Ehsan

Payment date :19/05/2006

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :21/04/2006

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :19/04/2006

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : ○ Ratio ● RM ○ Percentage

* Entitlement in RM (RM) :0.05

Remarks

Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 02/03/2006 05:11:00 PM
Reference No SD-060217-55966

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	01/03/2006
* Type of change	:	Appointment
* Designation	:	Director
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Sheng Len Tao
* Age	:	59
* Nationality	:	Malaysian
* Qualifications	:	Chartered Accountant First Class Economics Degree from University of Bristol, England
* Working experience and occupation	:	1976 to 1989: served in various capacities in Bank Negara Malaysia including Chief Economist and Assistant Governor in charge of Bank and Insurance Regulations. 1989 to 1993: Senior Manager, Financial Markets and Payments Systems, Financial Sector Development Department, World Bank, Washington, DC October 1993 to September 1998: Deputy Chief Executive, Hong Kong Monetary Authority October 1998 to September 2005: Chairman of the Hong Kong Securities and Futures Commission Presently, Director of Hong Kong Institute of Monetary Research; Member of the Logistic Council, Hong Kong; Convenor of the International Council of Advisers to the China Banking Regulatory Commission.
* Directorship of public companies (if any)	:	none
* Family relationship with any director and/or major shareholder of the listed issuer	:	none
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	none
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● Yes ○ No

Remarks :

Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 02/03/2006 05:11:13 PM
Reference No SD-060301-2FE43

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	01/03/2006
* Type of change	:	Redesignation
* Previous Position	:	Director
* New Position	:	Director
* Directorate	:	○ Executive ○ Independent & Non Executive ● Non Independent & Non Executive
* Name	:	Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali
* Age	:	73
* Nationality	:	Malaysian
* Qualifications	:	Bachelor of Arts (Hons) from the University of Malaya, Singapore, Certificate of Public Administration, Royal Institute of Public Administration, London.
* Working experience and occupation	:	May 1960 to November 1960 : District Officer, Ulu Langat December 1960 to October 1963 : Principal Assistant State Secretary (Service), Penang October 1963 to March 1965 : Principal Assistant Secretary (Administration), Ministry of Defence April 1965 to April 1966 : State Development Officer, Pahang April 1966 to June 2001 : Deputy Chairman (Development), Director-General and later Chairman of Felda
* Directorship of public companies (if any)	:	Malayan Banking Berhad Kuala Lumpur Kepong Berhad Batu Kawan Berhad Mayban Fortis Holdings Berhad Kumpulan Guthrie Berhad Highlands & Lowlands Berhad Consolidated Plantations Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	none
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	none
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● Yes ○ No

Remarks :

Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali was previously an Independent Non-Executive Director of the Company and had on 1st March 2006 declared that he is no longer independent as he will be acting as a nominee and representative of a major shareholder.

Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 02/03/2006 05:11:06 PM
Reference No SD-060301-61109

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	01/03/2006
* Type of change	:	Redesignation
* Previous Position	:	Director
* New Position	:	Director
* Directorate	:	○ Executive ○ Independent & Non Executive ● Non Independent & Non Executive
* Name	:	Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali
* Age	:	57
* Nationality	:	Malaysian
* Qualifications	:	Diploma in Engineering from Brighton Technical College, Degree in Mechanical Engineering from King's College - University of London, Ph. D. in Nuclear Engineering from Queen Mary College - University of London, Registered Professional Engineer with the Board of Engineers, Malaysia, Fellow of the Institute of Engineers Malaysia, Founding Fellow of the Malaysian Academy of Science, Advance Management Programmes in the Australian Administrative Staff College and Harvard University
* Working experience and occupation	:	July 1985 to June 1988 : Field Expert in the International Atomic Energy Agency, July 1988 to April 1989 : Deputy Director-General of the Nuclear Energy Unit of the Prime Minister's Department, May 1989 to August 1996 : Director-General of SIRIM, September 1996 to August 2000 : Executive Chairman of Tenaga Nasional Berhad
* Directorship of public companies (if any)	:	Bangi Golf Berhad Malaysian Oxygen Berhad Sime Engineering Services Berhad Tronoh Consolidated Malaysia Berhad Tricubes Berhad Port Dickson Power Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	none

* Details of any interest in the securities of the listed issuer or its subsidiaries : none
* Compliance with Paragraph 15.02 of the Listing Requirements : ● Yes ○ No

Remarks :

Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali was previously an Independent Non-Executive Director of the Company and had on 1st March 2006 declared that he is no longer independent as he will be acting as a nominee and representative of a major shareholder.

Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 02/03/2006 05:11:02 PM
Reference No SD-060301-59663

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	01/03/2006
* Type of change	:	Redesignation
* Previous Position	:	Director
* New Position	:	Director
* Directorate	:	○ Executive ○ Independent & Non Executive ● Non Independent & Non Executive
* Name	:	Tan Sri Abu Talib bin Othman
* Age	:	67
* Nationality	:	Malaysian
* Qualifications	:	Barrister-at-Law, Lincoln's Inn
* Working experience and occupation	:	July 1962 to August 1980 : served in various capacities in the Judicial and Legal Service of the Government of Malaysia September 1980 to October 1993 : Attorney-General Malaysia
* Directorship of public companies (if any)	:	British American Tobacco (Malaysia) Berhad Alliance Unit Trust Management Berhad MUI Continental Insurance Berhad IGB Corporation Berhad CYL Corporation Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	none
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	none
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● Yes ○ No

Remarks :

Tan Sri Abu Talib bin Othman was previously an Independent Non-Executive Director of the Company and had on 1st March 2006 declared that he is no longer independent as he will be acting as a nominee and representative of a major shareholder.